SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: The GEO Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SEIU Benefit Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

April 9, 2021

Dear Fellow GEO Group Shareholder,

We urge GEO shareholders to vote FOR Item 6 on GEO’s proxy card, to support robust disclosure of GEO’s lobbying activities.

The COVID-19 pandemic has highlighted the magnitude and impact of corporate lobbying on issues ranging from limiting corporate liability for pandemic-related claims1 to COVID-19 relief funds2 to the designation of businesses as “essential.”3

Shareholders of The GEO Group Inc. (“GEO” or the “Company”) can call for greater disclosure of GEO’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on April 28, 2021. Item #6 on GEO’s proxy card, “Shareholder Proposal Regarding Annual Lobbying Report” (the “Proposal”), asks GEO to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision making process for making those payments. In our view, full disclosure would:

●	Help to safeguard GEO’s reputation;

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1 https://www.washingtonpost.com/business/2020/08/25/americas-biggest-business-lobby-is-behind-republicans-push-shield-employers-coronavirus-liability/

2 https://www.vox.com/recode/22192545/covid-vaccine-corporations-lobby-cdc

3 https://www.politico.com/newsletters/politico-influence/2020/04/10/inside-the-lobbying-campaign-to-get-industries-designated-essential-786788

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●	Allow shareholders to evaluate the risks created by GEO’s lobbying activities and the robustness of board oversight; and
●	Not impose an undue administrative burden on GEO

Over the past five years, GEO has come under significant scrutiny for its political activities, including lobbying. GEO ramped up its lobbying efforts shortly after Donald Trump was elected in 2016, spending over $1.7 million on lobbying in 2017, more than three times the amount it spent in 2015.4 In early 2017,5 GEO hired Ballard Partners, whose founder, Brian Ballard, has been characterized as the “most powerful lobbyist” in D.C. during the Trump Administration.6 Under the Trump Administration’s “zero tolerance” immigration policy, the number of immigrants in immigration detention shot up from around 35,000 in the later years of the Obama Administration to 52,000 in 2019.7

GEO has lobbied at the state level--some states do not require lobbying disclosure, while disclosure mandated in other states is inconsistent or incomplete. GEO had at least 124 lobbyists in 20 states in 2019.8 In Florida, lobbying “largely led by the GEO Group” resulted in a “budget deal that would require privatizing all of the prisons in South Florida – home to about one-fifth of the statewide prison population of 101,000,” according to a report by the Justice Policy Institute.9

GEO was behind a Texas bill that would have allowed one of its detention centers there to be licensed as a child care center and thereby house immigrant children for longer periods of time. The bill’s sponsor Rep. John Raney stated: “I’ve known the lady who’s [the GEO Group’s] lobbyist for a long time ...That’s where the legislation came from . . . We don’t make things up. People bring things to us and ask us to help.”10 The bill was defeated following “widespread opposition by child welfare, medical and immigrant rights organizations.”11

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4 See https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2020&id=D000022003

5 https://www.motherjones.com/politics/2020/06/brian-ballard-trump-coronavirus-lobbying/

6 E.g., https://www.politico.com/magazine/story/2018/04/02/most-powerful-lobbyist-in-trump-washington-217759/

7 https://www.buzzfeednews.com/article/hamedaleaziz/ice-detention-record-immigrants-border

8 followthemoney.org

9 http://www.justicepolicy.org/uploads/justicepolicy/documents/gaming_the_system.pdf, at 24.

10 https://apnews.com/article/adbd71efcfaf4b9a96c379face79fbe9; see also https://www.texasobserver.org/texas-senate-votes-license-baby-jails-child-care-facilities/

11 https://www.prisonlegalnews.org/news/2017/aug/30/private-prison-companies-plan-license-baby-jails-fails-texas-legislature/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in GEO’s proxy statement.

3

In its Statement in Opposition to the Proposal, GEO claims not to “lobby for or against immigration enforcement policies or any policies or legislation that would determine the basis for an individual’s incarceration or detention, the length of sentences or the criminalization of behavior.” But lobbying reports filed by Ballard Partners indicate that it was retained to lobby on “immigration regulation,”12 suggesting that the Company interprets “immigration enforcement policies” narrowly. As well, GEO lobbies on Department of Homeland Security appropriation bills,13 which can facilitate detention of more immigrants by increasing funding, and “[p]romoting the use of public-private partnerships in correctional services, including evidence-based rehabilitation programs aimed at reducing recidivism,”14 in an apparent effort to capitalize on policy shifts de-emphasizing long sentences.15

Much of the Statement in Opposition is irrelevant to the Proposal. Information on political contributions by GEO or GEO’s political action committee to candidates, parties and committees, as well as on board oversight of that activity, is unresponsive to the Proposal. GEO also touts its Political and Lobbying Activity Report (the “Report”), which falls short of the Proposal’s request in several key respects. While the Proposal seeks reporting of recipients of payments used for lobbying, the Report discloses only a single aggregate amount paid for direct lobbying, with no indication of the recipients.16 The Report only discloses trade associations to which GEO paid more than $25,000 in the previous year,17 and does not appear to disclose the portion of dues or other payments that was used for lobbying.

Comprehensive lobbying disclosure would help ensure that GEO’s lobbying activities are consistent with the Company’s long-term interests and allow shareholders to assess both the risks posed by those activities and the adequacy of the board’s oversight. We urge you to vote FOR Item 6 on GEO’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

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12 https://www.nytimes.com/2018/07/04/us/migrant-families-contractors-campaign-contributions.html?action;

13 See https://www.opensecrets.org/federal-lobbying/clients/bills?cycle=2020&id=D000022003; https://www.opensecrets.org/federal-lobbying/clients/bills?cycle=2019&id=D000022003; https://www.opensecrets.org/federal-lobbying/clients/bills?cycle=2018&id=D000022003

14 https://soprweb.senate.gov/index.cfm?event=getFilingDetails&filingID=5D5CBDFB-A818-4536-99AE-1D90D292426E&filingTypeID=60

15 See also https://tyt.com/stories/4vZLCHuQrYE4uKagy0oyMA/4UAoZQsT5meGcMmUmW2w6 (describing measures relating to recidivism prevention and supervision on which GEO lobbied).

16 See https://www.geogroup.com/Portals/0/GEO_2019_Political_and_Lobbying_Activity_Report.pdf, at 5.

17 https://www.geogroup.com/Portals/0/GEO_2019_Political_and_Lobbying_Activity_Report.pdf, at 5.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in GEO’s proxy statement.